Exhibit 99(a)(1)(c)

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

May 21, 2014

Dear Shareholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Global Credit Opportunities Fund—A (the “Company”). The purpose of this Offer is to provide liquidity to holders of the Company’s common shares of beneficial interest (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net asset value per Share (“NAV per Share”) as of July 2, 2014 (the “Purchase Price”). As an example of the Purchase Price, the NAV per Share on May 14, 2014, the date of the Company’s most recent closing, was $10.29 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before May 29, 2014 and end at 5:00 P.M., Central Time, on June 26, 2014. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about July 2, 2014.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE NAV PER SHARE AS OF THE DATE OF REPURCHASE, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at a price equal to the NAV per Share as of July 2, 2014, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 210,926 Shares (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2013).

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on June 26, 2014.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FS Global Credit Opportunities Fund—A c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Global Credit Opportunities Fund—A c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Global Credit Opportunities Fund—A